Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

04012305

Group Secretariat

9th January 2004

04 JAN 22 AM 7:21

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transaction

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority today on behalf of JMH of the following Director's share transaction in Jardine Davies Inc. ("JDI"), a subsidiary of JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Involved	Price Per Share
A J L Nightingale	Change of interest in the shares from non-beneficial to beneficial following a restructuring of family shareholdings.	15/12/2003	5,000*	N/A

* *There is no change in the total number of JDI shares in which the Director is interested.*

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary